

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2020

Ryan Frazier
Chief Executive Officer
Arrived Homes, LLC
999 3rd Avenue, Suite 3300
Seattle, WA 98105

> **Re: Arrived Homes, LLC**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Response dated November 23, 2020**
> **File No. 024-11325**

Dear Mr. Frazier:

We have reviewed your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Offering Statement on Form 1-A - Supplemental Correspondence received November 23, 2020

General

1. We reissue prior comment 1 in part. It remains unclear how you determined the projected dividends and annualized returns for each property. Please address the following:

    - Please explain the basis for these amounts including how you calculated actual expenses, target leverage and third party forecasts of property value.
    - Reconcile these projections with the historical performance of the Lierly and Soapstone properties and in particular their historical net income or net losses, such as the minimal income or losses for the six months ended June 30, 2020.
    - With respect to the third party forecasts, please tell us the methodology and assumptions used by the third parties.

- In light of the investment concentration in a single asset and thus the potentially significant impact that unanticipated capital expenditures could have on your projected dividends, please tell us how you determined that you have a reasonable basis to project dividends.

You may contact Jorge Bonilla at 202-551-3414 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Paul C. Levites, Esq.